Exhibit 99.6

LANNISTER MINING CORP.

RELATED PARTY TRANSACTIONS POLICY

1.	INTRODUCTION

The Board of Directors (the “Board”) of Lannister Mining, Corp. (the “Company”) recognizes that certain transactions present a heightened risk of conflicts of interest or the perception thereof. Therefore, the Board has adopted this Related Party Transactions Policy (this “Policy”) to ensure that all Interested Transactions with Related Parties, as those terms are defined in this Policy, shall be subject to approval or ratification in accordance with the procedures set forth below. The Board has determined that the Audit Committee of the Board (the “Committee”) is best suited to review and approve all Interested Transactions with Related Parties.

2.	DEFINITIONS

An “Interested Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including the incurrence or issuance of any indebtedness or the guarantee of indebtedness) (1) which are material to the Company or the Related Party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which the Company or any of its parent or subsidiaries was a party, (2) in which the Company or any of its subsidiaries is a participant, and (3) in which any Related Party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than ten percent beneficial owner of another entity).

A “Related Party” is any (a) key member of management, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management and close members of such individuals’ families; (b) individual owning, directly or indirectly, an interest in the voting power of the Company that gives such individual significant influence over the Company, and close members of any such individual’s family; (c) enterprise that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company; and (d) enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (a) or (b) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the company are presumed to have a significant influence on the Company.

3.	PROCEDURES

Prior to the entry of any Interested Transaction, such Interested Transaction shall be reported to the Company’s Chief Financial Officer. The Chief Financial Officer will undertake an evaluation of the Interested Transaction. If that evaluation indicates that the Interested Transaction would require the Committee’s approval, the Chief Financial Officer will report the Interested Transaction, together with a summary of material facts, to the Committee. The Committee shall review the material facts of all Interested Transactions that require the Committee’s approval and either approve or disapprove of the entry into the Interested Transaction, subject to the exceptions described below. If advance Committee approval of an Interested Transaction is not feasible, then the Interested Transaction shall be considered and, if the Committee determines it to be appropriate, ratified at the Committee’s next regularly scheduled meeting. In determining whether to approve or ratify an Interested Transaction, the Committee will take into account, as it deems appropriate for the circumstances, the factors listed under Section 4, “Standards for Review” below.

Each director and executive officer of the Company completes a questionnaire at least annually, which is designed to elicit information about any existing or potential Interested Transactions. In the event the Company’s Chief Executive Officer or Chief Financial Officer becomes aware of an Interested Transaction that was not previously approved or ratified under this Policy, such person shall promptly notify the Chair of the Committee and the Committee or, if it is not practicable for the Company to wait for the entire Committee to consider the matter, the Chair of the Committee, shall consider whether the Interested Transaction should be ratified or rescinded or other action should be taken. The Chair of the Committee shall report to the Committee at the next Committee meeting any actions taken under this Policy pursuant to the authority delegated in this paragraph.

The Committee has reviewed the Interested Transactions described below in “Standing Pre-Approval for Certain Interested Transactions” and determined that each of the Interested Transactions described therein shall be deemed to be pre-approved or ratified (as applicable) by the Committee under the terms of this Policy, unless specifically determined otherwise by the Committee. A summary of each new Interested Transaction deemed pre-approved pursuant to paragraph (3) or (4) under Section 5, “Standing Pre-Approval for Certain Interested Transactions,” below and each new Interested Transaction pre-approved by the Chair of the Committee in accordance with the previous paragraph shall be provided to the Committee for its review at the next Committee meeting.

No director shall participate in any discussion or approval of an Interested Transaction for which he or she is a Related Party, except that the director shall provide all material information concerning the Interested Transaction to the Committee.

If an Interested Transaction will be ongoing, the Committee may establish guidelines for the Company’s management to follow in its ongoing dealings with the Related Party. Thereafter, the Committee, on at least an annual basis, shall review and assess ongoing relationships with the Related Party to ensure that they are in compliance with the Committee’s guidelines and that the Interested Transaction remains appropriate.

Additionally, in the event that an Interested Transaction involving a member of the Board may constitute an actual or potential director conflict of interest, the Chief Financial Officer shall notify the Chair of the Nominating and Corporate Governance Committee of such Interested Transaction.

4.	STANDARDS FOR REVIEW

An Interested Transaction reviewed under this Policy will be considered approved or ratified if it is authorized by the Committee or the Chair of the Committee, as applicable, in accordance with the standards set forth in this Policy after full disclosure of the Related Party’s interests in the transaction. As appropriate for the circumstances, the Committee or the Chair of the Committee, as applicable, shall review and consider:

●	the nature and extent of the Related Party’s interest in the Interested Transaction;

●	the approximate dollar value of the amount involved in the Interested Transaction;

●	the approximate dollar value of the amount of the Related Party’s interest in the transaction without regard to the amount of any profit or loss;

●	whether the transaction was undertaken in the ordinary course of business of the Company;

●	the material terms of the transaction, including whether the transaction with the Related Party is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;

●	the business purpose of, and the potential benefits to the Company of, the Interested Transaction;

●	whether the Interested Transaction would impair the independence of an outside director;

●	required public disclosure, if any; and

●	any other information regarding the Interested Transaction or the Related Party in the context of the proposed transaction that would be material to the Committee’s decision, in its business judgment, in light of the circumstances of the particular transaction.

The Committee will review all relevant material information available to it about the Interested Transaction. The Committee, or the Chair of the Committee, as applicable, may approve or ratify the Interested Transaction only if the Committee, or the Chair of the Committee, as applicable, determines in good faith that, under all of the circumstances, the transaction is just and reasonable as to the Company. The Committee, in its sole discretion, may impose such conditions as it deems appropriate on the Corporation or the Related Party in connection with approval of the Interested Transaction.

The review, approval or ratification of a transaction, arrangement or relationship pursuant to this Policy does not necessarily imply that such transaction, arrangement or relationship is required to be disclosed with the Securities and Exchange Commission (the “SEC”).

5.	STANDING PRE-APPROVAL FOR CERTAIN INTERESTED TRANSACTIONS

The Committee has reviewed the types of Interested Transactions described below and determined that each of the following Interested Transactions shall be deemed to be pre- approved by the Committee, unless otherwise specifically determined by the Committee.

1.	Employment of executive officers. Any employment by the Company of an executive officer of the Company or any of its subsidiaries if the related compensation is approved (or recommended to the Board for approval) by the Compensation Committee.

2.	Director compensation. Any compensation paid to a director if the compensation is consistent with the Company’s director compensation policies.

3.	Certain transactions with other companies. Any transaction with another company at which a Related Person’s only relationship is as an employee (other than an executive officer or director) or beneficial owner of less than ten percent of that company’s equity, if the aggregate amount involved does not exceed the greater of $500,000, or two percent of that company’s total annual revenues.

4.	Certain charitable contributions. Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a Related Person’s only relationship is as an employee (other than an executive officer or director), if the aggregate amount involved does not exceed the greater of $500,000, or two percent of the charitable organization’s total annual receipts; and

5.	Transactions where all shareholders receive proportional benefits. Any transaction where the Related Person’s interest arises solely from the ownership of the Company’s ordinary shares and all holders of the Company’s ordinary shares received the same benefit on a pro rata basis (e.g., dividends).

6.	DISCLOSURE

All Interested Transactions that are required to be disclosed in the Company’s filings with the SEC, as required by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and related rules and regulations, shall be so disclosed in accordance with such laws, rules and regulations.

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